SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)
(Amendment No. 7)*

Suntech Power Holdings Co., Ltd.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G8586G 10 2

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. G8586G 10 2		Schedule 13 G

1	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) Zhengrong Shi

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Australia

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 1,500,000 ordinary shares

	6	Shared Voting Power 53,199,779 ordinary shares

	7	Sole Dispositive Power 1,500,000 ordinary shares

	8	Shared Dispositive Power 53,199,779 ordinary shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 54,699,779 ordinary shares*

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 30.2%

12	Type of Reporting Person IN

* See explanatory note at the end of the cover page and explanatory note included in Item 4.

CUSIP No. G8586G 10 2		Schedule 13 G

1	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) D&M Technologies Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 53,199,779 ordinary shares

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 53,199,779 ordinary shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 53,199,779 ordinary shares*

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 29.4%

12	Type of Reporting Person CO

* See explanatory note included in Item 4.

CUSIP No. G8586G 10 2		Schedule 13 G

1	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) Power Surge Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Bahamas

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 53,199,779 ordinary shares

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 53,199,779 ordinary shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 53,199,779 ordinary shares*

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 29.4%

12	Type of Reporting Person CO

* See explanatory note included in Item 4.

CUSIP No. G8586G 10 2		Schedule 13 G

1	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) Credit Suisse Trust Limited as Trustee of the Power Surge Trust

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Singapore

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 53,199,779 ordinary shares

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 53,199,779 ordinary shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 53,199,779 ordinary shares*

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 29.4%

12	Type of Reporting Person CO

* See explanatory note included in Item 4.

Item 1(a).	Name of Issuer: Suntech Power Holdings Co., Ltd. (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: 9 Xinhua Road, New District, Wuxi, Jiangsu Province 214028, People’s Republic of China.

Item 2(a).	Name of Person Filing: Zhengrong Shi D&M Technologies Limited (the “Record Holder”) Power Surge Limited (the “PS Limited”) Power Surge Trust (the “Trust”) Credit Suisse Trust Limited (the “Trustee”)
Item 2(b).

Address of Principal Business Office, or, if none, Residence:
The address of the principal business office of the Record Holder and Zhengrong Shi is 9 Xinhua Road, New District, Wuxi, Jiangsu Province 214028,  People’s Republic of China.  The address of PS Limited is Bahamas Financial Centre, Shirley and Charlotte Streets, Nassau, Bahamas. The address of the Trust and the Trustee is 1 Raffles Link #05-02, Singapore 039393.

Item 2(c)

Citizenship:
Dr. Shi is a citizen of Australia.  The place of organization of the Record Holder is the British Virgin Islands.  The place of organization of PS Limited is the Bahamas. The place of organization of the Trustee is Singapore.  The Trust is established under the laws of Singapore.

Item 2(d).	Title of Class of Securities: Ordinary Shares
Item 2(e).	CUSIP Number: G8586G 10 2

Item 3.	Not Applicable

Item 4.	Ownership:

Reporting Person	Amount beneficially owned:	Percent of class*:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Zhengrong Shi	54,699,779	30.2%	1,500,000	53,199,779	1,500,000	53,199,779
D&M Technologies Limited	53,199,779	29.4%	0	53,199,779	0	53,199,779
Power Surge Limited	53,199,779	29.4%	0	53,199,779	0	53,199,779
Credit Suisse Trust Limited as Trustee of the Power Surge Trust	53,199,779	29.4%	0	53,199,779	0	53,199,779

* Based upon 181,163,878 ordinary shares outstanding as of December 31, 2011.

Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, Dr. Shi may be deemed to be the beneficial owner of 1,500,000 ordinary shares of the Issuer issuable upon the exercise of vested options held by him.  470,221 of the shares held by Dr. Shi, D&M, PS Limited, the Trust and the Trustee are attributed to a variable forward contract.

The Record Holder, of which Dr. Shi is the sole director on all matters of Suntech representing shareholders approval, beneficially owns 53, 199,779 ordinary shares of the Issuer.  The Record Holder is ultimately wholly owned by the Trust, of which the Trustee acts as the trustee.  Dr. Shi, the Record Holder, PS Limited, the Trust and the Trustee may be deemed to be a group for the ordinary shares as defined in Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended, and each member of such group may be deemed to beneficially own the ordinary shares beneficially owned by other members constituting such group.  The Trustee disclaims beneficial ownership of the ordinary shares.  The filing of this Schedule 13G should not be deemed an admission that the Trustee is the beneficial owner of such ordinary shares for any purpose.

Item 5.	Ownership of Five Percent or Less of a Class:
Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
Not Applicable

Item 8.	Identification and Classification of Members of the Group:
Not Applicable

Item 9.	Notice of Dissolution of Group:
Not Applicable

Item 10.	Certification:
Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 23, 2012

Zhengrong Shi	/s/ Zhengrong Shi
	Name:	Zhengrong Shi

D&M Technologies Limited	By:	/s/ Zhengrong Shi
	Name:	Zhengrong Shi
	Title:	Director

Power Surge Limited	Bukit Merah Limited as Director of Power Surge Limited

	By:	/s/ Serene Chew
	Name:	Serene Chew
	Title:	Corporate Director

	By:	/s/ Dominik Birri
	Name:	Dominik Birri
	Title:	Corporate Director

Tarah Merah Limited as Director of Power Surge Limited

	By:	/s/ Serene Chew
	Name:	Serene Chew
	Title:	Corporate Director

	By:	/s/ Dominik Birri
	Name:	Dominik Birri
	Title:	Corporate Director

Credit Suisse Trust Limited as Trustee of the Power Surge Trust	Credit Suisse Trust Limited as Trustee of the Power Surge Trust

	By:	/s/ Serene Chew
	Name:	Serene Chew
	Title:	Corporate Director

	By:	/s/ Dominik Birri
	Name:	Dominik Birri
	Title:	Corporate Director

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement

EXHIBIT A
Joint Filing Agreement

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the ordinary shares, par value $0.01 per share, of Suntech Power Holdings Co., Ltd., a Cayman Islands company, and that this Agreement may be included as an Exhibit to such joint filing.  This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

[Remainder of this page has been left intentionally blank.]

Signature Page

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 23 day of January 2012.

Zhengrong Shi	/s/ Zhengrong Shi
	Name:	Zhengrong Shi

D&M Technologies Limited	By:	/s/ Zhengrong Shi
	Name:	Zhengrong Shi
	Title:	Director

Power Surge Limited	Bukit Merah Limited as Director of Power Surge Limited

	By:	/s/ Serene Chew
	Name:	Serene Chew
	Title:	Corporate Director

	By:	/s/ Dominik Birri
	Name:	Dominik Birri
	Title:	Corporate Director

Tarah Merah Limited as Director of Power Surge Limited

	By:	/s/ Serene Chew
	Name:	Serene Chew
	Title:	Corporate Director

	By:	/s/ Dominik Birri
	Name:	Dominik Birri
	Title:	Corporate Director

Credit Suisse Trust Limited as Trustee of the Power Surge Trust	Credit Suisse Trust Limited as Trustee of the Power Surge Trust

	By:	/s/ Serene Chew
	Name:	Serene Chew
	Title:	Corporate Director

	By:	/s/ Dominik Birri
	Name:	Dominik Birri
	Title:	Corporate Director